UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number Expires Estimated average burden hours per response	3235-0058 October 31, 2018 2.50

FORM 12b-25	SEC FILE NUMBER 001-33628

NOTIFICATION OF LATE FILING	CUSIP NUMBER G10082140

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Energy XXI Ltd
Full Name of Registrant

N/A
Former Name if Applicable

Canon’s Court, 22 Victoria Street, PO Box HM 1179
Address of Principal Executive Office (Street and Number)

Hamilton HM EX, Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Energy XXI Ltd, a Bermuda exempted company (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended June 30, 2016 (the “2016 Form 10-K”). The Company is unable to file its 2016 Form 10-K within the prescribed time period permitted by the applicable rules of the United States Securities and Exchange Commission (the “SEC”) without unreasonable effort and expense. As previously reported on April 14, 2016, the Company and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of Title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) under the caption In re Energy XXI Ltd, et al., Case No. 16-31928 (the “Chapter 11 Cases”).

The Company has devoted substantial attention to operate the Company’s business and restructure the Company’s financial obligations under the protection of the Bankruptcy Court, (ii) meet the reporting requirements of the Bankruptcy Court and the Bankruptcy Code, and (iii) satisfy the Company’s obligations and diligence requests from other parties with interests in the Chapter 11 Cases. Additionally, the Company received the third party reserve report necessary for the completion of and disclosure in the 2016 Form 10-K required to be filed as an Exhibit to such 2016 Form 10-K on September 12, 2016. The Company anticipates that it will require several days to incorporate that report and provide to the Company’s independent accountants all the documentation necessary to complete the ancillary footnotes relating to such reserves in the final audit for the fiscal year ended June 30, 2016.

The Company is working diligently to address the issue and anticipates that the 2016 Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date, although there can be no assurance in this regard.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Bruce W. Busmire	713	351-3033
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position to provide specific estimates of anticipated significant changes in the results of operation from the fiscal year ended June 30, 2015 that may be reflected in the financial statements to be included in the Company’s 2016 Form 10-K. The Company will prepare the financial statements of the 2016 Form 10-K as a Debtor in Possession, which includes classification of a significant amount of its long-term debt and liabilities under the non-current liability caption “Liabilities Subject to Compromise.” In addition, the Company has not accrued interest on any debt included in liabilities subject to compromise and has incurred significant restructuring costs at June 30, 2016.

Cautionary Note to Investors Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, the statement that the Company expects to file its 2016 Form 10-K on or before the fifteenth calendar day following its prescribed due date. There can be no assurance that the Company will be able to file its 2016 Form 10-K within that time period or that any estimates will not change. Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected. Factors that could affect the Company's actual results include unanticipated delays in the conclusion of the Company’s 2016 integrated audit, the Debtors’ ongoing Chapter 11 Cases and the effects of other various risk factors and uncertainties disclosed in the Company’s filings with the SEC, especially on Forms 10-K, 10-Q and 8-K. Such forward-looking statements are made only as of the date of this Notification of Late Filing on Form 12b-25, and the Company does not undertake any obligation to update any forward-looking statement to reflect subsequent events or circumstances except to the extent required by applicable law.

Energy XXI Ltd
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 13, 2016	By:	/s/ Bruce W. Busmire
Bruce W. Busmire
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).